June 26, 2025

David T. Doherty
Executive Vice President and Chief Financial Officer
Surgery Partners, Inc.
340 Seven Springs Way, Suite 600
Brentwood , Tennessee 37027

       Re: Surgery Partners, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37576
Dear David T. Doherty:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
1. Organization and Summary of Accounting Policies
Revenues, page F-10

1. We note your disclosures that the transaction price for patient service revenues is based on gross charges net of estimated contractual adjustments and implicit price concessions. We further note your disclosure that contractual allowances are recorded at the time of payment for surgical hospitals and the time of billing for ASCs. Explain what you mean by contractual adjustments versus contractual allowances and the specific reference to the authoritative literature that supports the timing for recognizing contractual allowances.
9. Income Taxes, page F-26

2. We note that the valuation allowance against deferred tax assets increased during fiscal year 2024 by $134.6 million, of which $115.4 million is disclosed in the effective tax rate reconciliation as a change in federal valuation allowance, which significantly exceeds the amounts recognized during the two previous fiscal years.
       Please provide a comprehensive explanation here or within MD&A that provides investors with an understanding of the specific facts and circumstances that led to the
 June 26, 2025
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       significant increase in the valuation allowance.
14. Segment Reporting, page F-31

3. Please tell us whether you believe equity in earnings of unconsolidated affiliates and net income attributable to non-controlling interests represent significant segment expenses determined in accordance with ASC 280-10-50-26A. If so, please provide us with an explanation as to why each line item is a significant segment expense.
       Alternatively, if these amounts are other segment items as addressed in ASC 280-10-
       50-26B, it appears that these amounts should be aggregated with the other segment expense, net line item into one other segment items line item. Please correspondingly provide a qualitative description of the composition of other segment items in accordance with ASC 280-10-50-26B.
4. With regards to the Corporate and other unallocated expenses in your reconciliation of
       Adjusted Surgical Facilities EBITDA to consolidated income before income taxes, please revise this presentation to separately disclose revenue and expenses from other business activities that are not considered reportable segments in an all other category in accordance with ASC 280-10-50-15 and separately identify and describe all significant reconciling items in accordance with ASC
280-10-50-31.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tracey Houser at 202-551-3736 or Nudrat Salik at 202-551-3692 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services